UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 13, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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SUPERVISORY COMMITTEE ANNUAL REPORT

Buenos Aires, March 8, 2023

To the Directors and Shareholders of

Central Puerto S.A.

Dear Sir /Madam,

In our capacity as members of the Supervisory Committee of Central Puerto S.A. (hereinafter, the “Committee”) and in compliance with the applicable regulations, we issue this report on the treatment given during the fiscal year ended December 31, 2022 to the matters under our scope in accordance with Chapter IV, Section 110 of Law No. 26831 and Title II, Chapter III, Section V of Comisión Nacional de Valores Regulations [Argentine Securities Commission] (N.T. (2013) (hereinafter, “CNV Regulations”), which are detailed on point 3 herein.

I. Creation of the Supervisory Committee

The Committee was created by resolution of the Company’s Shareholders’ Meeting on April 14, 2004.

II. Formation of the Committee

As of December 31, 2022, the Committee was formed by directors Tomás José White, José Luis Morea and Mario Elizalde as members, and Jorge Eduardo Villegas and Oscar Luis Gosio as deputy members. Tomás José White, José Luis Morea, Mario Elizalde and Jorge Eduardo Villegas are independent directors in accordance with CNV Regulations, while Oscar Luis Gosio is non-independent in accordance with CNV Regulations.

The term of office of the Committee’s members is of a year, with the possibility of them being reelected for an equal term. The Internal Regulations on the Functioning of the Supervisory Committee (hereinafter, the “Regulations”) were approved by the resolutions of the Company’s Board of Directors dated May 9, 2003, and its subsequent amendments dated March 5, 2014, August 5, 2015, and March 4, 2022.

The function of the Supervisory Committee stems from section 110 of Law No. 26831, from CNV Regulations and its own Regulations.

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III. Scope of the tasks performed

The main tasks performed are detailed hereinbelow:

The Committee has had meetings during the fiscal year ended December 31, 2022, within the periodicity stated in the Regulations. To such end, it received support from the Company’s Legal Matters Directorate on different aspects that concern the functions and responsibilities of the Supervisory Committee in accordance with the regulations in force.

The Committee has performed those activities considered necessary in connection with the matters under its scope as per section 110 of Law 26831 and CNV Regulations, which included:

1) External Auditor independence

The appointment of the external auditor was analyzed.

The received proposals of professional services to audit the corresponding financial statements as of December 31, 2022, were analyzed, and the Board of Directors suggested the appointment of firm Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) (hereinafter, “EY”) as independent auditors for the fiscal year 2022.

Compliance with External Audit working plans was analyzed based on the information provided by them and in the meetings held due to the quarterly balance sheets and the annual balance sheet analysis.

The independence of the audit company and its working policies were evaluated.

The services rendered by the External Audits were analyzed, as well as the invoiced services, which reasonably respond to the services rendered.

2) Internal control system:

Internal Audit has participated in the Supervisory Committee’s meetings and has drafted the reports corresponding to the Internal Audit activities that stem from the Annual Working Plan presented and created, considering risks and focusing on its effects and impacts of the Company’s operations and the financial accounting information.

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3) Economic and financial information

The key economic and financial information publicly disclosed by the Company or presented before supervisory entities was analyzed.

4) Risk management information

The general variables affecting the business regarding the protection to preserve assets and equity were evaluated.

5) Fees proposal

The Board of Directors’ fees to be presented before the Shareholders’ Meeting were evaluated, with the abstention from the members on their own remunerations.

6) Operations with Related Parties

The operations with companies under the scope of section 33 of Law No. 19550 and with the related parties as defined by Section 72 of Law No. 26831 were evaluated so as to define whether they are included in paragraph b) of the mentioned section.

7) Conflicts of interest:

The operations were analyzed by evaluating if they generated conflict of interest with members of the company bodies, shareholders and leading Management.

8) Other relevant matters

Within the most relevant issues evaluated by the Committee, the following stand out:

On March 4, 2022, the Committee: a) approved the update of the document related to the self-assessment of the Board of Directors; b) approved the update of the Regulations of the Supervisory Committee and c) considered issues of Internal Audit.

On March 9, 2022, the Committee a) approved the CPSA Engagement Plan; b) evaluated the Company’s financial statements as of December 31, 2021; c) considered the Supervisory Committee Annual Report for 2021; d) considered the Action Plan for fiscal year 2022; e) issued an opinion on the fees of the Board of Directors, the Statutory Audit Committee and the External Auditor; f) approved the appointment of EY as independent auditors and external auditors and deputy auditors respectively for fiscal year 2022; and g) considered issues of Internal Audit.

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On April 28, 2022, the Committee a) considered the Report with the outcomes of the 2021 Annual Audit; b) pre-approved the total fees for the professional services rendered to the Company and its affiliates by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) in addition to the ones already presented and approved on April 2021 and c) considered issues of Internal Audit and compliance with SOX 404 - 2021 certification.

On May 12, 2022, the Committee considered a) the presentation of the Quarterly EY Report on the financial statements as of March 31, 2022 and b) issues of Internal Audit and Compliance (Integrity).

On August 5, 2022, the Committee a) appointed the Chairman of the Supervisory Committee; b) considered the presentation of the Quarterly EY Report on the financial statements as of June 30, 2022; c) the independent opinion issued by the firm Becher & Asociados, in relation to the consideration of the renewal of the agreement of the managerial assistance with RMPE Asociados S.A. Issuance of the Supervisory Committee Report; d) issues of Internal Audit (IA) and Compliance (Integrity) and e) the Risks, Fraud and Corruption map.

On September 8, 2022, the Committee approved the fees for 2022 regarding the professional services rendered by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) to the Company.

On October 13, 2022, the Committee: a) considered the Complementary Report on the acquisition of shares of the Company; b) pre-approved the fees for the Tax Services rendered by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) to the Company; c) approved issues of Internal Audit and compliance.

On October 20, 2022, the Committee pre-approved the fees for the Tax and Social Security services rendered by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) to the Company.

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On November 9, 2022, the Committee considered Internal Audit issues.

On December 22, 2022, the Committee: a) considered the follow-up of the Agreement of Managerial Assistance with RMPE Asociados S.A.; b) considered Internal Audit Issues and compliance with the SOX 404 – 2022 certification.

For the performance of its tasks during the fiscal year 2022, the Committee received the corresponding required reports and clarifications and has no observations to make.

IV. Work outcomes

In accordance with the work performed during the fiscal year and in exercise of the functions mentioned herein regarding the fiscal year ended December 31, 2022, the Committee can state the following:

1) External Audit

No observations stem regarding the external auditor independence. His performance has provided reliability on the task performed and informed to third parties.

The fees of external auditors during the fiscal year ended December 31, 2022 amounted to $43,009,976 under the audit services concept and $13,680,535 under the taxes services concept.

2) Internal control systems

From the tasks performed, no observations stemmed on the administrative accounting systems or internal control that may affect the information to be presented before Comisión Nacional de Valores and the markets.

3) Economic and financial information

The Committee has no significant observation regarding the economic and financial information publicly disclosed by the Company or submitted before supervisory entities.

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4) Risk management information

The relevant matters regarding risk management have been included in the financial statements informed to Comisión Nacional de Valores.

5) Fees proposal

There is no objection regarding the Directors’ fees for their treatment at the Shareholders’ Meeting.

6) Operations with Related Parties

The operations made with related parties were made under normal and common market conditions.

Tomás White	José Luis Morea	Mario Elizalde

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